Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, May 21, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 13 to May 17, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/05/2024	166,029	68.666480	11,400,627.01	XPAR
13/05/2024	90,850	68.666492	6,238,350.80	CEUX
13/05/2024	16,761	68.664394	1,150,883.91	TQEX
13/05/2024	14,962	68.664606	1,027,359.83	AQEU
14/05/2024	208,019	68.571136	14,264,099.14	XPAR
14/05/2024	116,344	68.588906	7,979,907.68	CEUX
14/05/2024	21,200	68.543448	1,453,121.10	TQEX
14/05/2024	15,000	68.605960	1,029,089.40	AQEU
15/05/2024	287,710	68.093732	19,591,247.63	XPAR
15/05/2024	165,000	68.054554	11,229,001.41	CEUX
15/05/2024	17,000	68.147466	1,158,506.92	TQEX
15/05/2024	15,000	68.078483	1,021,177.25	AQEU
16/05/2024	289,932	66.677955	19,332,072.85	XPAR
16/05/2024	170,000	66.674106	11,334,598.02	CEUX
16/05/2024	20,000	66.655594	1,333,111.88	TQEX
16/05/2024	15,000	66.677937	1,000,169.06	AQEU
17/05/2024	307,222	67.046494	20,598,157.98	XPAR
17/05/2024	150,000	67.035686	10,055,352.90	CEUX
17/05/2024	20,000	67.040878	1,340,817.56	TQEX
17/05/2024	15,000	67.044586	1,005,668.79	AQEU
Total	2,121,029	67.676265	143,543,321.11

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).